LightPath Technologies, Inc.

2603 Challenger Tech Ct., Suite 100

Orlando, Florida 32826

May 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	LightPath Technologies, Inc. Registration Statement on Form S-3 (Registration No. 333-286947)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-286947) (the “Registration Statement”) of LightPath Technologies, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on May 12, 2025, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Baker & Hostetler LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & Hostetler LLP, by calling Suzanne Hanselman at (216) 861-7090.

Thank you for your assistance in this matter.

Sincerely,

LIGHTPATH TECHNOLOGIES, INC.

By:	/s/ Albert Miranda
Albert Miranda
Chief Financial Officer

cc:	Jeffrey Decker, Baker & Hostetler LLP
Suzanne Hanselman, Baker & Hostetler LLP